Richard J. Coyle Partner	Chapman and Cutler LLP 320 South Canal Street Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

June 10, 2025

VIA EDGAR CORRESPONDENCE

John Kernan
United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bitwise Funds Trust
File Nos. 333-264900; 811-23801

Dear Mr. Kernan:

This letter responds to your comments delivered telephonically regarding the registration statements filed on Form N-1A and Form N-14 for Bitwise Funds Trust (the “Registrant”) with the staff of the Securities and Exchange Commission (the “Staff”) on May 20, 2025 (each, a “Registration Statement”, and collectively, the “Registration Statements”). The Registration Statements relate to the Bitwise Crypto Industry Innovators ETF (the “Fund”), a series of the Registrant. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to any similar disclosure.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Form N-14

Comment 2 – Financial Highlights

The disclosure on page 22 states that “[t]he Target Fund will adopt the financial statements of the Target Fund.” Please revise the disclosure to state that the Acquiring Fund will adopt the statements of the Target Fund, which is considered the accounting survivor.

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The Acquiring Fund will adopt the financial statements of the Target Fund, which is deemed the accounting survivor.

Comment 3 – Financial Highlights

Please consider adding hyperlinks to the “Financial Highlights” section of the Registration Statement, and wherever else materials are being incorporated by reference, in order to aid the reader of the Registration Statements.

Response to Comment 3

The Registrant confirms that the requested hyperlinks have been added to the Registration Statement.

Comment 4 – Performance Information

The Staff notes that the filing is missing critical financial information, including the capitalization table, financial highlights, and audited financial statements (the “Financial Information”). The Staff also notes that it may have additional comments on the missing Financial Information upon the Registrant’s completion of this request.

Response to Comment 4

The Registrant confirms that the requested Financial Information has been added to the Registration Statement and understands that additional Staff comments may be made with respect to the added Financial Information.

N-1A

Comment 5 – Performance Information

Please consider changing the title of the “Performance Information” section of page 60 of the Registration Statement to “Financial Statements.”

Response to Comment 5

The Registrant confirms that the requested change has been made.

Comment 6 – Performance Information

In the section titled “Performance Information” on page 60 of the Registration Statement, please consider referencing the reorganization transaction and explicitly stating that the “Predecessor Fund” is deemed the accounting survivor, which is relevant in the context of the Fund’s adoption of the financial statements of the “Predecessor Fund.”

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following disclosure:

Pursuant to the Reorganization, the Fund has adopted the financial statements of the Predecessor Fund, which is deemed the accounting survivor.

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Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Richard J. Coyle
Richard J. Coyle

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